UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      Access Pharmaceuticals, Inc.
                      ----------------------------
                            (Name of Issuer)

                     Common Stock, $.01 par value
                    ------------------------------
                    (Title or Class of Securities)

                               00431M100
                             --------------
                             (CUSIP Number)

                             Kerry P. Gray
                       Access Pharmaceuticals, Inc.
                     2600 Stemmons Freeway, Suite 176
                            Dallas, TX 75207
              ---------------------------------------------
             (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                             April 18, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box: [   ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00431M100               13D                        Page 1 of 4 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.
    OF ABOVE PERSON                                    Kerry P. Gray
    ---------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF
    A MEMBER OF A GROUP *                              (a) [  ]
                                                       (b) [  ]  Not Applicable
    ---------------------------------------------------------------------------

3   SEC USE ONLY
    ---------------------------------------------------------------------------

4   SOURCE OF FUNDS                                     PF
    ---------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL
    PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                  [  ]  Not Applicable
    ---------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION                Australian
    ---------------------------------------------------------------------------

                      7  SOLE VOTING POWER              179,040 including
                                                        115,000 options
NUMBER OF SHARES         ------------------------------------------------------
BENEFICIALLY OWNED    8  SHARED VOTING POWER            -0-
BY EACH REPORTING        ------------------------------------------------------
PERSON WITH           9  SOLE DISPOSITIVE POWER         179,040 including
                                                        115,000 options
                         ------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER       -0-
    ---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON                      179,040
    ---------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES                 [  ]  Not Applicable
    ---------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED
    AMOUNT IN ROW (11)                                  5.1%
    ---------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON                            IN
    ---------------------------------------------------------------------------


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CUSIP No. 00431M100                13D                       Page 2 of 4 Pages


ITEM 1.    SECURITY AND ISSUER:

The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Access Pharmaceuticals, Inc., a Delaware corporation (the "Company" or "Access").
The principal executive offices of the Company are located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207.

ITEM 2.    IDENTITY AND BACKGROUND:

(a)   The name of the person filing this Schedule 13D is Kerry P. Gray.

(b) The business address of Mr. Gray is c/o Access Pharmaceuticals, Inc., 2600 Stemmons Freeway, Suite 176, Dallas, TX 75207.

(c)   Mr. Gray is the President and CEO of Access.

(d) Mr. Gray has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Gray has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gray is a citizen of Australia and a Permanent Resident of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Mr. Gray had acquired common stock of Access Pharmaceuticals, Inc., a Texas Corporation ("API"). On January 25, 1996, API merged with and into Chemex Pharmaceuticals, Inc. ("Chemex"). Chemex changed its name to Access Pharmaceuticals, Inc. ("Access"). Mr. Gray's API common stock converted into 53,540 shares of Common Stock of Access on the merger between API and Chemex on January 25, 1996.

Mr. Gray purchased 10,500 shares of Common Stock on the open market between August and November 1998 at prices ranging from $1.125 and $3.50 per share, out of his personal funds.

The remaining 115,000 shares of Common Stock of Access beneficially owned by Mr. Gray constitute shares issuable upon exercise of options exercisable within 60 days of April 18, 1999, which options were granted to Mr. Gray pursuant to Access's 1995 Stock Option Plan, as amended. Mr. Gray, as
President and CEO of the Company, received an option to purchase 160,000 shares of Common Stock of the Company on June 18, 1998 at an exercise price of $3.00

CUSIP No. 00431M100               13D                        Page 3 of 4 Pages

per share. 100,000 of such options vested on the date of grant. The remaining 60,000 options vest as follows: 25% will vest on June 18, 1999 and the remaining options will vest 2.0833% per month thereafter, with all options vested on June 18, 2002.

ITEM 4.    PURPOSE OF TRANSACTION:

Such acquisitions of securities were made for investment purposes and Mr. Gray has no plans or proposals of the type which disclosure is required pursuant to this item. Mr. Gray may make further open market and other transactions in the Common Stock of the Company from time to time. Nothing set forth above should be interpreted to preclude Mr. Gray from making plans or proposals which would relate to or result in any events described in paragraphs (a) through (j) of Item 4 of Schedule 13D, and in particular, any acquisitions of additional securities of the Company from time to time in open market transactions or otherwise.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER:

(a) The equity securities to which this statement relates consists of 179,040 shares of Common Stock, including (i) 64,040 shares of Common Stock owned by Mr. Gray and (ii) 115,000 vested options (or options that will vest within the next 60 days) to purchase shares of Common Stock at an exercise price of $3.00 per share. These equity securities represent approximately 5.1% of the outstanding shares of Common Stock of the Company. The options expire
June 18, 2008.

(b) Mr. Gray has the sole power to vote and dispose of the Common Stock owned by him.

(c) During the 60 days preceding the filing of this report, there were no transactions involving Common Stock.

(d)   Not applicable.

(e)   Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

In connection with private offerings that Access Pharmaceuticals, Inc. completed in 1998, Mr. Gray agreed not to sell any shares of Common Stock until January 11, 2001 without the approval of the Placement Agent in these private offerings.

CUSIP No. 00431M100               13D                        Page 4 of 4 Pages


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS:

None.

                             *  *  *  *  *

This Statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.



                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


  Dated:  May 27, 1999                               /s/ Kerry P. Gray
                                                 ------------------------
                                                       Kerry P. Gray